Exhibit 99.1

Evogene Reports Second Quarter 2020 Financial Results

Conference call and webcast: today, August 5, 9:00 am ET

Rehovot, Israel – August 5, 2020 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN.TA), a leading computational biology company targeting to revolutionize life-science product development across several market segments, announced today its financial results for the second quarter ended June 30, 2020.

Ofer Haviv, Evogene’s President and CEO, stated: “During the second quarter the company announced its new branding, which marks the conclusion to the strategic change the company has been focused on over the past years. With this strategic change, we are aiming to apply our world leading computational biology capabilities to important new market areas in human health and in agriculture. I would like to encourage you to read the press release the company issued regarding the strategic change and rebranding, which can be found on Evogene’s revised website. The Evogene group (consisting of Evogene and its subsidiaries) is continuing to make substantial progress towards its 2020 targets.

“In parallel to the support Evogene provides its subsidiaries, we continue to develop our technological solutions in order to advance our capabilities and expand into new market segments. To that end, during this second quarter, Evogene announced its participation in the CRISPR-IL consortium to provide an end-to-end artificial intelligence system for genome-editing. The consortium is supported by the Israeli Innovation Authority as part of its Bio-Convergence Program and includes 21 industry and academic leaders in the artificial intelligence and genome editing space. Evogene’s Chief Scientific Officer, Dr. Eyal Emmanuel, serves as the chairman of the consortium. Genome editing is a tool that enables genetic changes in a method that may not be considered as GMO (genetically modified organism), and we believe that this revolutionary technology may be a breakthrough for the agricultural market in terms of consumer acceptance. Moreover, this technology has the potential to revolutionize a wide range of life-science based industries,” continued Mr. Haviv.

Milestones in the second half of 2020:

AgPlenus (wholly owned subsidiary focused on ag-chemicals)

Herbicide program - reach a ‘Lead’

Achieving a “Lead” phase indicates that a certain family of chemical compounds has shown efficacy in killing weeds in a series of different trials and finally also in commercial application rates in field trials. Reaching the development phase of a “Lead” is a significant and important stage in developing a Herbicide product. AgPlenus is now initiating field trials for its leading candidate in the herbicide program, with results expected by the end of 2020. The family of chemical compounds, expected to undergo these field trials, was discovered and optimized using Evogene’s ChemPass AI solution. In addition, this family of chemical compounds has been proven to work through a new mode-of-action that targets a protein that does not exist in humans, indicating, what we believe to be potential for a high safety profile. A safe, new mode-of-action herbicide is one of the most desired products in the ag-chemical industry, due growing weed resistance to existing commercial products.

Biomica (subsidiary focused on human-microbiome based therapeutics)

Immuno-oncology program - results in extended pre-clinical study

Immune checkpoint inhibitors immunotherapy is considered one of the most effective treatments today for various types of cancer. However, these types of therapies seem to be effective only in a fraction of patients1. It has been observed in medical studies2 that fecal microbiota transplants (FMT), altering the patient’s gut microbiome, have the potential to improve the response rates to immunotherapy. Through the use of Evogene’s MicroBoost AI solution, Biomica is discovering and developing novel microbiome-based drug products to enhance the efficacy of immunotherapy with initial focus on lung cancer. In 2019, preliminary results in animal studies exhibited improved anti-tumor activity following treatment with Biomica’s leading microbial consortia BMC121 and BMC127 in combination with immune checkpoint inhibitors. This year, Biomica initiated extended pre-clinical studies and expects results from this study in the second half of 2020. Positive results will be a significant milestone supporting Biomica to move forward towards the anticipated first in man proof of concept clinical trials expected to be initiated in 2021.

Canonic (wholly owned subsidiary focused on medical cannabis)

MetaYield products - demonstrate yield improvement in cannabis lines

The first product line Canonic is focusing on is MetaYield, a product with stable and improved yield profile for medical cannabis products. An important milestone towards this product is to demonstrate significant yield improvement in a broad greenhouse assay. Canonic aims to reach this milestone by the end of 2020, through cultivation and by utilizing, Evogene’s GeneRator AI solution. Achieving this milestone is expected to provide the unique genomic composition of the MetaYield product line, targeted to be commercialized in 2022.

Engagement with commercial partners for cultivation and production

Canonic is focused on developing unique medical cannabis products, harnessing the power of plant genomics. While the company intends to internally conduct all the activity related to the development of the unique cannabis varieties, the cultivation and production are expected to be conducted through third parties. Canonic has already engaged in framework agreements with several cultivation and production partners in Israel and in Europe, creating the infrastructure for the company’s go-to-market plan. Canonic aims to sign a definitive agreement with such a partner during the second half of 2020, to support the commercialization of MetaYield products, expected in 2022.

Lavie Bio (subsidiary focused on ag-biologicals)

Spring wheat bio-stimulant program - phase advancement and file for registration

Spring wheat bio-stimulant LAV-211 is the most advanced product under development in Lavie Bio’s development pipeline. LAV-211 was discovered and optimized using Evogene’s MicroBoost AI solution, and has shown promising results over several years in diverse locations. LAV-211 is currently being tested in North America with advanced product formulations. Results from these field trials are expected during the second half of 2020. Positive results in these field trials are the milestone required for the company to file for registration for LAV-211, in order to allow the expected commercialization in 2022.

[1] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4387409/

https://science.sciencemag.org/content/350/6264/1084.full

[2] Baruch E.N et al., (2019) Fecal microbiota transplantation (FMT) and re-induction of anti-PD-1 therapy in refractory metastatic melanoma patients - preliminary results from a phase I clinical trial. AACR; Cancer Res 2019;79(13 Suppl):Abstract nr CT042.

Bio-pesticide program - phase advancement

In its bio-pesticide pipeline, one of Lavie Bio’s leading products is a bio-fungicide for Botrytis and Downy Mildew, where the main commercial application is currently vineyards with the potential to expand to numerous other crops. Lavie Bio is currently testing its product candidate in vineyards in Europe and the United States and expects to share the results of these trials in the coming months. Increasing regulation pressure regarding the use of chemical pesticides, especially in Europe, creates a significant commercial opportunity for an effective bio-fungicide product, such as the bio-fungicide Lavie Bio is currently testing.

Mr. Haviv continued: “I would also like to update that in spite of the ongoing COVID-19 pandemic, the company has resumed full activity and that the company and its employees are working in compliance with the restrictions and guidelines provided by the Israeli health authorities and other applicable governmental authorities and will continue to do so.

“To summarize, we are extremely pleased by the accelerating rate of the Evogene group’s product oriented achievements - both with respect to the multiple individual product potentials, and with respect to this clear demonstration of the broad applicability and powerful competitive advantages of our technology. We are confident that as our subsidiaries continue to execute and their initial products move closer to commercialization, we will be able to further maximize shareholder value and demonstrate our true significance to the scientific and investment communities. Of course, we greatly appreciate the continuing support of our loyal shareholder base,” Mr. Haviv concluded.

Consolidated financial results for the quarter ending June 30, 2020:

Cash position:  As of June 30, 2020, Evogene had approximately $38.1 million in consolidated net cash, cash related accounts and short-term bank deposits. Approximately $15.2 million of Evogene’s consolidated cash is attributed to its subsidiary, Lavie Bio.

During the first half of 2020, the company’s consolidated cash usage amounted to $8.8 million. Excluding the cash usage of Lavie Bio, the company’s cash usage amounted to $6.3 million during the first half of 2020. During the second quarter of 2020, the company’s consolidated cash usage amounted to $2.5 million. Excluding the cash usage of Lavie Bio, the company’s cash usage amounted to $1.7 million during the second quarter of 2020.

The company’s low burn rate during the second quarter of 2020 is attributed to the following:

(i)	Certain measures the company took to mitigate the impact of the COVID-19 pandemic on the Company, including a temporary reduction in salary-based expenditure and a cut back in secondary activities,
(ii)	Funds received attributed to the collaboration agreement AgPlenus entered with Corteva during the first quarter of the year, and
(iii)	Grant received attributed to the ongoing Phenomics consortium.
For the full year of 2020, the company estimates that its cash usage, excluding cash usage of Lavie Bio, will be within the range of $13-15 million.

Evogene does not have bank debt.

Revenues for the second quarter of 2020 were approximately $0.3 million in comparison to approximately $0.2 million in the same period the previous year. Revenues primarily consist of third-party research and development payments. These revenues represent R&D cost reimbursement and milestone payments under our various collaboration agreements. The majority of these agreements also provide for royalties or other forms of revenue sharing from successfully developed products.

R&D expenses for the second quarter of 2020 were approximately $3.9 million (including a non-cash expense of $0.5 million for amortization of share-based compensation), in comparison to approximately $3.5 million (including a non-cash expense of $0.1 million for amortization of share-based compensation) in the second quarter of 2019. While the actual R&D expenses remained stable from quarter to quarter, R&D expenses attributed to Lavie Bio increased, due to an increase in downstream development activities, which were offset by a reduction in other secondary activities, as mentioned above.

Business Development (BD) expenses for the second quarter of 2020 were approximately $0.5 million, in comparison to $0.5 million in the second quarter of 2019.

G&A expenses for the second quarter of 2020 were approximately $1.1 million, in comparison to approximately $0.8 million in the second quarter of 2019. Despite a temporary reduction in salary-based expenditure during the second quarter of 2020, there was an increase in general and administrative expenses mostly attributed to an increase in the cost of the company’s D&O insurance.

Operating loss for the second quarter of 2020 was approximately $5.2 million (including a non-cash expense of $0.9 million for amortization of share-based compensation), in comparison to approximately $4.7 million (including a non-cash expense of $0.2 million for amortization of share-based compensation) in the second quarter of 2019.

Net financing income for the second quarter of 2020 was approximately $0.4 million in comparison to net financing income of approximately $0.6 million in the second quarter of 2019.

Loss for the second quarter of 2020 was approximately $4.8 million, in comparison to a loss of approximately $4.1 million during second quarter of 2019.

***

Conference Call & Webcast Details:

Date: August 5, 2020

Time: 9:00am EST; 16:00 Israel time

Dial-in: 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally

Webcast: Available at www.evogene.com.

You may submit a question for management to address during the call until 8:00 am EST; 15:00 Israel time to IR@evogene.com.

Replay Information: A replay of the conference call will be available approximately three hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5904 internationally. The replay will be accessible through August 7, 2020, and an archive of the webcast will be available on the company’s website for the following 30 days.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN.TA) is a leading computational biology company targeting to revolutionize product development for life-science based industries, including human health, agriculture, and industrial applications. Incorporating a deep understanding of biology and leveraging Big Data and Artificial Intelligence, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform. The CPB platform is designed to computationally discover and develop life-science products based on microbes, small molecules and genetic elements as the core components for such products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production.

For more information, please visit www.evogene.com

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses its (and its subsidiaries’) targets and goals for 2020, its estimated cash usage for 2020, capturing the value of its technologies and subsidiaries, entering into collaboration agreements and its upcoming milestones. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$31,074	$34,748
Marketable securities	-	2,128
Short-term bank deposits	7,000	10,000
Trade receivables	59	72
Other receivables and prepaid expenses	1,711	2,079

	39,844	49,027
LONG-TERM ASSETS:
Long-term deposits	9	9
Operating lease right-of-use-assets	2,303	2,671
Property, plant and equipment, net	2,341	2,583
Intangible assets, net	16,609	17,074

	21,262	22,337

	$61,106	$71,364
CURRENT LIABILITIES:
Trade payables	$718	$1,001
Employees and payroll accruals	1,596	2,079
Operating lease liability	829	895
Liabilities in respect of government grants	52	37
Deferred revenues and other advances	558	386
Other payables	1,068	1,348

	4,821	5,746
LONG-TERM LIABILITIES:
Operating lease liability	1,787	2,076
Liabilities in respect of government grants	3,524	3,325

	5,311	5,401
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 25,754,297 at June 30, 2020 and December 31, 2019, respectively	142	142
Share premium and other capital reserve	205,990	205,904
Accumulated deficit	(166,370)	(155,902)

Equity attributable to equity holders of the Company	39,762	50,144

Non-controlling interests	11,212	10,073

Total equity	50,974	60,217

	$61,106	$71,364

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Revenues	$373	$540	$298	$192	$753
Cost of revenues	153	172	114	101	334

Gross profit	220	368	184	91	419

Operating expenses:

Research and development, net	8,478	7,024	3,891	3,480	15,791
Business development	1,438	970	468	477	2,029
General and administrative	2,388	1,746	1,051	837	3,765

Total operating expenses	12,304	9,740	5,410	4,794	21,585

Operating loss	(12,084)	(9,372)	(5,226)	(4,703)	(21,166)

Financing income	643	1,870	506	671	2,630
Financing expenses	(584)	(390)	(97)	(108)	(555)

Financing income, net	59	1,480	409	563	2,075

Loss before taxes on income	(12,025)	(7,892)	(4,817)	(4,140)	(19,091)
Taxes on income	7	3	1	1	24

Loss	$(12,032)	$(7,895)	$(4,818)	$(4,141)	$(19,115)

Attributable to:
Equity holders of the Company	$(10,468)	$(7,803)	$(4,238)	$(4,094)	$(18,112)
Non-controlling interests	(1,564)	(92)	(580)	(47)	(1,003)

	$(12,032)	$(7,895)	$(4,818)	$(4,141)	$(19,115)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.41)	$(0.31)	$(0.16)	$(0.16)	$(0.70)

Weighted average number of shares used in computing basic and diluted loss per share	25,754,297	25,754,297	25,754,297	25,754,297	25,754,297

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
Cash flows from operating activities

Loss	$(12,032)	$(7,895)	$(4,818)	$(4,141)	$(19,115)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	916	1,315	496	677	2,395
Amortization of intangible assets	465	-	233	-	374
Share-based compensation	2,792	447	857	244	1,578
Net financing income	(69)	(1,619)	(470)	(608)	(2,414)
Loss from sale of property, plant & equipment	-	-	-	-	12
Taxes on income	7	3	1	1	24

	4,111	146	1,117	314	1,969
Changes in asset and liability items:

Decrease (increase) in trade receivables	13	13	2	(109)	88
Decrease (increase) in other receivables	390	(656)	547	102	(1,250)
Increase in long-term deposits	-	-	-	-	(10)
Increase (decrease) in trade payables	(234)	(261)	40	57	(122)
Increase (decrease) in employees and payroll accruals	(483)	(364)	156	40	(33)
Increase (decrease) in other payables	(229)	(80)	(17)	(26)	375
Increase (decrease) in deferred revenues and other advances	172	(193)	213	(135)	(45)

	(371)	(1,541)	941	(71)	(997)

Cash received (paid) during the period for:

Interest received	166	55	54	21	803
Interest paid	(118)	(138)	(68)	(67)	(302)
Taxes paid	(7)	(3)	(1)	(1)	(24)

Net cash used in operating activities	$(8,251)	$(9,376)	$(2,775)	$(3,945)	$(17,666)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(415)	$(197)	$(124)	$(114)	$(900)
Proceeds from sale of marketable securities	2,097	19,994	1,053	13,765	27,084
Purchase of marketable securities	-	(1,637)	-	(1,637)	(1,637)
Proceeds from bank deposits, net	3,000	-	500	-	12,592

Net cash provided by investing activities	4,682	18,160	1,429	12,014	37,139

Cash flows from financing activities:

Proceeds from government grants	175	287	-	90	493
Issuance of subsidiary’s ordinary shares to non-controlling interests	-	-	-	-	10,000
Repayment of operating lease liability	(329)	(366)	(152)	(205)	(597)
Repayment of government grants	(11)	(575)	(11)	(546)	(590)

Net cash provided by (used in) financing activities	(165)	(654)	(163)	(661)	9,306

Exchange rate differences - cash and cash equivalent balances	60	157	572	101	159

Increase (decrease) in cash and cash equivalents	(3,674)	8,287	(937)	7,509	28,938

Cash and cash equivalents, beginning of the period	34,748	5,810	32,011	6,588	5,810

Cash and cash equivalents, end of the period	$31,074	$14,097	$31,074	$14,097	$34,748

Significant non-cash activities
Acquisition of property, plant and equipment	$117	$52	$117	$52	$216
Increase of operating lease right-of-use-assets	-	-	-	-	$3,437
Acquisition of intangible assets	-	-	-	-	$17,448